February 28, 2006

Via Facsimile (646) 848-7666 and U.S. Mail

Peter D. Lyons, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10022

Re:	Engelhard Corporation
	Schedule TO-T/A filed February 23, 2006 by Iron Acquisition
		Corporation and BASF Aktiengesellschaft
	SEC File No. 005-37173

Dear Mr. Lyons:

      We have reviewed your filing and have the following comments.

Schedule TO-T/A
1. Refer to the paragraphs titled "Forward-Looking Information" or "Disclaimer," as applicable, in each exhibits 99(a)(19)-(22) to your
Schedule TO-T/A. We note you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and
Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s
Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.
2. We reissue comment 1 of our January 13, 2006 letter with respect to your disclaimer in each of exhibits 99(a)(19)-(22) that you do not undertake any obligations to update or revise forward-looking statements contained in the filed materials. Please also apply this comment to the language in your website at http://www.transactioninfo.com/basf/.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions
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Peter D. Lyons, Esq.
Shearman & Sterling LLP
February 28, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE